RONALD J. STAUBER
                                A LAW CORPORATION
                        1880 CENTURY PARK EAST, SUITE 315
                          LOS ANGELES, CALIFORNIA 90067
                                   ___________

                            TELEPHONE (310) 556-0080

                                December 17, 2008


Security and Exchange Commission
450 Fifth Street NW
Washington, DC 20549


Re:      Sierra Resource Group, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2007
         Form 10-Q/A for the Quarterly Period Ended March 31, 2008 Form 10-Q for the Quarterly Period Ended June 30, 2008
         Form 10-Q for the Quarterly Period Ended September 30, 2008 File No. 000-25301


Dear Gentlemen:

This is in reference to that certain letter of November 26, 2008 addressed to the above mentioned registrant and the request by the Securities and Exchange Commission that we respond to those comments within ten (10) business days or we provide you with information as to when we will be responding.

Please be informed that we have amended the Form 8-K filed on April 16, 2003 on December 3, 2008 as requested by comment 1 and have caused said current report to be filed with the Commission. It is currently believed that this will be the only other Exchange Act Current Report required to be filed to comply with the comments contained in said letter.

Please be further informed that the Form 10-K for the fiscal year ended December 31, 2007, the Form 10-Q/A for the quarterly period ended March 31, 2008 and the Form 10-Q for the quarterly period ended June 30, 2008 should be ready to be amended and filed on or before December 24, 2008. We further believe that the Form 10-Q for the quarterly period ended September 30, 2008 will be amended and ready for filing concurrently with the other reports, but no later then December 30, 2008. The issuer expects to be able to file these reports on or prior to the designated dates; the delay, if any, is occasioned by registrant's inability to provide its independent auditor with the information required for completion of its review of those reports after the registrant's completion and verification of the accounting treatment required for the oil and gas working interests.

Securities and Exchange Commission
December 17, 2008
Page 2


It is currently believed that the working interests that were acquired were not generating revenues as of the date of acquisition and, accordingly, there is no need to account for said interests as a business combination. Accordingly, there will also be no need for the issuer to amend its Form 8-K filed June 27, 2008 to add any additional financial statements. Reference is made to Article 4-10 of Regulation S-K and SAB Topic 2D.

If you need any additional information or wish to discuss these filings prior to your receipt thereof, please do not hesitate to telephone me.

Sincerely,

/s/ RONALD J. STAUBER
_____________________
    Ronald J. Stauber


RJS/jp

Cc:      Sierra Resource Group, Inc.